Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

December 20, 2022

The following changes were made in this Amendment:

Changes to Principals

Martin Harrison – Removed

Lesley Margaret White – Removed

Naveed Shah – Added as Chief Compliance Officer

Martina Slowey – Added DIRECTOR to her existing Title(s) of HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION

Changes to Question 13B

BGC DERIVATIVE MARKETS, L.P. – Added to Execute or Trade section

BROKERTEC EUROPE LIMITED – Added to Execute or Trade section

LONDON STOCK EXCHANGE GROUP PLC – Added to Execute or Trade section

MTS SPA – Added to Execute or Trade section

TRADEWEB GLOBAL LLC – Added to Execute or Trade section

VIRTU ITG EUROPE LIMITED – Added to Execute or Trade section

WEMATCH.LIVE R&D LTD – Added to Execute or Trade section

ALLFUNDS BANK SA – Removed from Execute or Trade section

CAPITALAB, BGC BROKERS LP – Removed from Execute or Trade section

EQUILEND EUROPE LIMITED – Removed from Execute or Trade section

INVESTORS' EXCHANGE LLC – Removed from Execute or Trade section

KOREA EXCHANGE – Removed from Execute or Trade section

QUANTILE TECHNOLOGIES LIMITED – Removed from Execute or Trade section

UBS EUROPE SE – Removed from Execute or Trade section

BNP Paribas S.A. Niederlassung Deutschland – added to Custody, Clear, or Settle section

BNP PARIBAS SA – added to Custody, Clear, or Settle section

BNP Paribas S.A., Succursale Italia – added to Custody, Clear, or Settle section

BNP PARIBAS Australia Branch – added to Custody, Clear, or Settle section

BNP PARIBAS SA SUCURSAL EN ESPANA – added to Custody, Clear, or Settle section

BNP PARIBAS, Paris, Zurich Branch – added to Custody, Clear, or Settle section

Islandsbanki HF. – added to Custody, Clear, or Settle section